Exhibit 12

L-3 Communications Holdings, Inc.

and L-3 Communications Corporation

Ratio of Earnings to Fixed Charges (Unaudited)

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In millions, except ratio of earnings to fixed charges)
Earnings:
Income from continuing operations before income taxes	$1,162	$1,160	$1,252	$1,131	$1,160
Less: Net income from continuing operations attributable to noncontrolling interests	6	9	9	9	11

Income from continuing operations before income taxes after noncontrolling interests	$1,156	$1,151	$1,243	$1,122	$1,149
Add:
Interest expense	193	226	257	268	279
Amortization of debt expense	5	9	12	11	11
Interest component of rent expense	54	55	59	59	58

Earnings	$1,408	$1,441	$1,571	$1,460	$1,497

Fixed charges:
Interest expense	$193	$226	$257	$268	$279
Amortization of debt expense	5	9	12	11	11
Interest component of rent expense	54	55	59	59	58

Fixed charges	$252	$290	$328	$338	$348

Ratio of earnings to fixed charges	5.6x	5.0x	4.8x	4.3x	4.3x